UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐                No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐                No    ☒

Telecom Argentina S.A.

Item

1.             English translation of a letter dated May 21, 2020 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, May 21, 2020

Comisión Nacional de Valores

Dear Sirs,

RE.: Appointment of Chairman of the Board of Directors

I am writing to you as Attorney in fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), in order to inform that:

1.              As notified last May 15th, Mr. Alejandro A. Urricelqui, due to personal reasons, submitted his resignation as Chairman of the Board of Telecom Argentina effective as from the date of the Board of Directors’ meeting that accepts his resignation and appoints a new Chairman of the Board of Directors.

2.              In a meeting held today, the Board of Directors of Telecom Argentina accepted the resignation submitted by Mr. Alejandro A. Urricelqui as Chairman of the Board. Mr. Urricelqui will continue to serve as Director of Telecom Argentina and as member of the Company´s Executive Committee.

3.              The Board of Directors also decided to appoint, among its members, Mr. Carlos Alberto Moltini as new Chairman of the Board of Directors of Telecom Argentina.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 21, 2020	By:	/s/ Fernando J. Balmaceda
		Name:	Fernando J. Balmaceda
		Title:	Responsible for Market Relations